

September 10, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tema ETF Trust
       Issuer CIK: 0001944285
       Issuer File Number: 333-267188 / 811-23823
       Form Type: 8-A12B
       Filing Date: September 10, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tema International Durable Quality ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications